 As filed with the Securities and Exchange Commission on December 20, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
December 19, 2005

TELE2 SELLS ITS UK AND IRELAND OPERATIONS TO THE CARPHONE WAREHOUSE GROUP PLC

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces that it has sold its fixed telephony operations Tele2 UK Communications Ltd in the UK and Tele2 Telecommunications Services Ltd in Ireland to The Carphone Warehouse Group plc (“Carphone Warehouse”).

Tele2 has marketed fixed telephony in the UK since the end of 2003, and in Ireland since September 2004. As with every new country launch, Tele2’s aim in the UK and Ireland was to become one of the leading alternative operators by offering cheap and simple telecom services. The next step for these businesses would be to add to their product portfolio by offering broadband services. However, the alternatives for offering broadband services in the UK today do not meet Tele2s long-term profitability requirements. This has led to a decision by Tele2 to divest the aforementioned operations in the UK and in Ireland, and to instead focus on other markets. Tele2 will continue operating Alpha Telecom, 3C and C³ in the UK.

Carphone Warehouse acquires Tele2’s assets in the UK and Ireland for a consideration of MGBP 8.7 on a debt-free basis. The number of customers that Carphone Warehouse takes on is 223,000. For the first nine months of 2005, these operations had revenue of approximately MEUR 52 and an EBITDA of approximately MEUR –19.

Lars-Johan Jarnheimer, CEO and President of Tele2 commented, “The decision to divest our UK and Ireland operations has not been taken lightly and is a result of thorough analysis of the market and our various options. The way the market for alternative operators in the UK and in Ireland looks today, we can get significantly better returns by reallocating its budget to other markets.”

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: December 20, 2005